Exhibit 99.1

ALTAGAS ANNOUNCES INTENTION TO REDEEM ALL OUTSTANDING SERIES K PREFERRED SHARES

Calgary, Alberta (February 16, 2022)

AltaGas Ltd. ("AltaGas” or the “Company") (TSX: ALA) announces its intention to redeem – in accordance with the terms of the Cumulative Redeemable 5-Year Minimum Rate Reset Preferred Shares, Series K (the “Series K Shares”) as set out in the Company’s articles – all of its 12,000,000 issued and outstanding Series K Shares on March 31, 2022 (the “Redemption Date”) for a redemption price equal to $25.00 per Series K Share, together with all accrued and unpaid dividends to, but excluding, the Redemption Date (the “Redemption Price”), less any tax required to be deducted or withheld by the Company.

As outlined in a January 11, 2022 press release, AltaGas will use the proceeds from the $300 million Financing of 5.25% Fixed-to-Fixed Rate Subordinated Notes, Series 1 due January 11, 2082 (the “Series 1 Notes”) to redeem the Series K Shares. AltaGas expects to save approximately $66 million in the initial ten-year term of the Series 1 Notes due to lower taxes and financing charges. The Financing and Redemption will also continue to stagger, extend and de-risk AltaGas' capital structure.

The Company has provided notice today of the Redemption Price and the Redemption Date to the sole registered holder of the Series K Shares in accordance with the terms of the Series K Shares as set out in the Company’s articles. Non-registered holders of Series K Shares should contact their broker or other intermediary for information regarding the redemption process for the Series K Shares in which they hold a beneficial interest. The Company’s transfer agent for the Series K Shares is Computershare Investor Services Inc. Questions regarding the redemption process may be directed to Computershare Investor Services Inc. at 1-800-564-6253 or by email to corporateactions@computershare.com.

ABOUT ALTAGAS

AltaGas is a leading North American infrastructure company that connects customers and markets to affordable and reliable sources of energy. The Company operates a diversified, lower-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.

For more information visit www.altagas.ca or reach out to one of the following:

Investor Inquiries

1-877-691-7199

investor.relations@altagas.ca

Media Inquiries

1-403-206-2841

media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. When used in this news release, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to AltaGas, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, the payment of dividends and redemption of Series K Shares. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect AltaGas’ current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market competition, governmental or regulatory developments, general economic conditions and other factors set out in AltaGas’ public disclosure documents. Many factors could cause AltaGas’ actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

AltaGas Ltd. – Press Release	2